Filed by OrthAlliance, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: OrthAlliance, Inc.
Commission Number: 000-22975

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC’s web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance’s common stock, is set forth in OrthAlliance’s Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. Orthodontic Centers of America PowerPoint Presentation

Merger Options & Key Terms

- Existing Contract: (no change)

- Amendment to Existing Contract:
  3 year min. commitment
  Convert to OCA business systems

- OCA Standard Contract:
  3 year min. commitment
  Replacement doctor required prior to departure
  Doctor retains proceeds from sale
  Convert to OCA business systems
  Fee based on Profit
  Share allocable corporate expenses
  Share operating losses and fixed asset costs

Merger Options & Key Incentives

- Existing Contract: (no change)
  Exchange of OrthAlliance stock for OCA stock.

- Amendment to Existing Contract:
  Stock Pool
  Target Program

- OCA Standard Contract:
  Stock Pool
  Target Program
  Contract Conversion
  Doctors Trust

Orthodontic Centers of America®

Exchange of ORAL Stock for OCA Stock

- OCA stock - $30.70 as of 5/31/2001
  - NYSE-traded
  - Institutional ownership: 80%
  - Liquid, valuable currency
- Exchange ratio: 0.09214 to 0.16585
- Example: 100,000 shares times .12899 equals 12,899 shares. At $30/share equals $386,970.

Investment Comparison

July 1998 to May 2001

140000
120000
100000
80000
60000
40000
20000
0
$100,000
$137,073
$5,123
1998
1999
2000
2001
DPM/PPM
OCA

Source: Banc of America Securities - Comparable DPM/PPM valuations

Orthodontic Centers of America®

OCA Stock Pool

- Potential $13,500,000 pool of stock at $30.
- Commitment by July 27, 2001
- Stock issuance based on:
  - Timing of commitment (amendment or OCA contract)
  - Size of Practice (management fee based)
  - Tenure with PPM

Stock Pool Rules

- Tenure: **10 shares / month for each month contracted w/ PPM.**
- Size: **30 shares / $10,000 of annual fees as of 3/31/01.**
- Timing: sign amendment or OCA Contract

Group 1 - by June 15, 2001 - receive 900 OCA shares
Group 2 - by June 22, 2001 - receive 800 OCA shares
Group 3 - by June 29, 2001 - receive 700 OCA shares
Group 4 - by July 6, 2001 - receive 600 OCA shares
Group 5 - by July 13, 2001 - receive 500 OCA shares
Group 6 - by July 20, 2001 - receive 400 OCA shares
Group 7 - by July 27, 2001 - receive 300 OCA shares

plus 200 additional shares for every 20 doctors signed before July 27, 2001 and after your commitment group.

Orthodontic Centers of America®

OCA Stock Pool Example

- $195,000 annual fees = 585 OCA shares
- 40 months = 400 OCA shares
- Commitment by June 15, 2001 = 900 OCA shares
- 127 doctor total commitment = 600 OCA shares (assumes 60 doctors in group 1)
- Therefore total issuance = 2,485 OCA shares for this example with a value of **$74,550** @ $30/share.
- Stock vesting: 1/3 at end of each year for three years.

Orthodontic Centers of America®

Target Program

OrthAlliance Contract

		Existing Contract		Existing Contract	
		------------------------		------------------------	
Gross		$	1,000,000	$	1,500,000
Margins			50.00%		60.00%
Doctor income		$	330,000	$	645,000
Service Fee	17%	$	170,000	$	255,000
Service fee increase				$	85,000
Multiple					3.00

Value issued to doctor for growth				$	255,000
				================	
Stock vesting: 25% after 2 years; 25% per year thereafter.					
Max. value: 3 times 70% of service fee (12 months before merger).

Conversion to OCA Contract

	OrthAlliance Contract	OCA Contract
	------------------	------------------
Gross	$ 1,000,000	$ 1,000,000
Margins	50.00%	55.00%
Percent to Orthalliance	17.00%	
Percentage of profit, standard OCA		40.00%
Doctor income	$ 330,000	$ 330,000
Annual fee to management	$ 170,000	$ 220,000
Difference in fee to OCA		$ 50,000
Multiple		4.00

Share value issued to doctor		$ 200,000
		============
4X multiple available until July 27, 2001.		
Vesting: 25% after 2 years; 25% per year thereafter.

Orthodontic Centers of America®

Target Program

OCA Contract

		After Conversion to OCA Contract	3rd year under OCA Contract
		-------------------------	-------------------------
Gross		$ 1,000,000	$ 1,500,000
Margins		55.00%	60.00%
Doctor income	60%	$ 330,000	$ 540,000
OCA Fee	40%	$ 220,000	$ 360,000
Service fee increase			$ 140,000
Multiple			3.00

Value issued to doctor for growth			$ 420,000
			=================

Stock vesting: 25% after 2 years; 25% per year thereafter.

Max. value: 3 times 70% of service fee (12 months before merger).

Orthodontic Centers of America®

OCA Doctors Trust Program

Annual purchase price			$	4,000
Period of years				10
Multiple given				15.0
Current Stock Value			$	60,000
Requirements:				
10 year commitment by doctor.				
Sale of practice to OCA qualifiied Orthodontist during vesting period.				
Doctor has two year option to purchase stock under Trust Program.				
Restrictions:				
No sale until year 11, stock issuance over 7 years from year 11.

Orthodontic Centers of America®

Example of OCA Total Value

	Amendment to Existing Contract		OCA Contract	
	----------------------		----------------------	
Stock from OCA Stock Pool	$	75,000	$	75,000
Stock from Target	$	255,000	$	420,000
Stock for signing OCA Contract	$	-	$	200,000
Stock from Trust	$	-	$	60,000
	----------------------		----------------------	
Stock Total	$	330,000	$	755,000
Annual After-tax cash flow	$	387,000	$	324,000

Orthodontic Centers of America®

Summary of Benefits

- Exchange of OrthAlliance Stock
- OCA Stock Pool
- Achieving Growth Targets
- Conversion to OCA contract
- OCA Doctor Trust Program

B.  OrthAlliance Form of Service Agreement Amendment

AMENDMENT TO SERVICE AGREEMENT

      THIS AMENDMENT TO SERVICE AGREEMENT (“Amendment”) is made and entered into as of June __, 2001, by and among ______________________, a ______________ professional corporation (the “PC”); Dr. _____________________, a resident of the State of ______________ (the “Doctor”); and OrthAlliance, Inc., a Delaware corporation (“Manager”).

R E C I T A L S:

      A.  The PC owns and operates an orthodontic practice (the “Practice”) with respect to which the Doctor provides orthodontic services as an employee of the PC in the ____________, ___________ area.

      B.  The PC and Manager are parties to that certain Service Agreement, dated as of _______________, 199__, as such may have been amended by the parties prior to the date hereof (as so amended, the “Service Agreement”), a true, correct and complete copy of which is attached hereto as Exhibit A.

      C.  The PC, as employer, and the Doctor, as employee, are parties to that certain Employment Agreement, dated as of _________, 199___, as such may have been amended prior to the date hereof (the “Employment Agreement”).

      D.  Manager has entered into an Agreement and Plan of Merger, dated as of May 16, 2001 (the “Merger Agreement”), with Orthodontic Centers of America, Inc. (“OCA”), and to facilitate the transactions contemplated in the Merger Agreement (the “Merger”), the parties to this Amendment desire to amend the terms of the Service Agreement as set forth herein.

      NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the parties hereby agrees as follows:

A G R E E M E N T:

1.  OCA Systems. The PC and the Doctor covenant and agree that, upon and after the Merger during the term of the Service Agreement, they will utilize only OCA’s and its subsidiaries’ proprietary computer software and business systems, including, without limitation, “Walrus,” “Penny Lane” and “Payroll Supreme”, in connection with patient and financial accounting, patient scheduling, collections, payroll, benefits, accounts payable, supply ordering and purchasing, patient insurance and any other business functions of the Practice. The PC and the Doctor will permit Manager and/or OCA to install such computer software in the computer hardware located in the premises in which the Practice operates, as soon as reasonably practicable following the Merger. In the event that the PC’s existing computer hardware cannot support the installation of such software, the PC (with Manager’s reasonable assistance, as requested) covenants and agrees that it will promptly procure the necessary computer hardware.

2.  Advertising. The PC and the Doctor further covenant and agree that, upon and after the Merger during the term of the Service Agreement, they will not, without the prior written consent of Manager, change the status as of the date hereof of the advertisement, or non-advertisement, as the case may be, of the Practice (such as beginning to advertise or ceasing to advertise) to the general public through printed media (including newspapers and magazines), electronic media (including television, radio and the Internet), outdoor advertising, direct mail or “mailer” advertising, or yellow pages advertising more than a quarter page in size.

3.  Employment Agreement. The PC and the Doctor covenant and agree that concurrently with the execution and delivery of this Amendment, they shall execute and deliver, and provide a true, correct and complete copy to Manager of, an Amendment to Employment Agreement, in substantially the form attached hereto as Exhibit B. Each of the PC and the Doctor represents and warrants to Manager that Exhibit C hereto is a true, correct and complete copy of the Employment Agreement, as amended to date, and that the Employment Agreement contains the entire agreement and understanding of the parties thereto with respect to the subject matter thereof, and has not been, and will not be, amended, terminated or supplemented, orally or in writing, except as reflected in such Exhibit B and Exhibit C. Each of the PC and the Doctor further represents and warrants to Manager that the Employment Agreement is in full force and effect and is enforceable against such party in accordance with its terms. The PC covenants and agrees with Manager that it will enforce, and the Doctor covenants and agrees with Manager that he or she will fully comply with, the provisions of the Employment Agreement, as amended, including, without limitation, the continued employment of the Doctor throughout the term thereof.

4.  Guarantee. The Doctor fully and unconditionally guarantees to Manager the performance by the PC of the PC’s duties, obligations and liabilities under the Service Agreement, including, without limitation, the payment of service fees and other amounts due under the Service Agreement, during the term of the Employment Agreement as amended as contemplated in Section 3 hereof. The Doctor covenants and agrees with Manager that he or she adopts, and will fully comply with and be subject to, the restrictive covenants set forth in Sections 2.7 and 2.9 of the Service Agreement, as if set forth in full herein.

5.  Conditioned on Consummation of Merger. This Amendment, and the obligations of each of the parties hereunder, is expressly conditioned upon and subject to the consummation of the Merger. In the event that the Merger Agreement shall be voided or terminated (otherwise than by its consummation), this Amendment shall thereupon be automatically terminated and void.

6.  No Other Changes. Except as expressly set forth in this Amendment, the terms and conditions of the Service Agreement shall remain in place and shall not be altered or amended, except by any further amendment to the Service Agreement made in accordance with the terms of the Service Agreement.

7.  Counterparts; Authorization. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when executed and delivered shall be deemed an original effective for binding the parties hereto, but all of which shall together constitute one and the same instrument. Each of parties hereto represents and warrants to the other parties hereto that the execution, delivery and performance of this Amendment by such party has been duly authorized by all necessary laws, resolutions and corporate action, and this Amendment constitutes the valid and enforceable obligations of such party in accordance with its terms.

      IN WITNESS WHEREOF, the parties have hereunto set their hand as of the day and year first above written.

“DOCTOR”

________________________________________________
Name: Dr. ________________________________________

“PC”

__________________________________________, P.C.

By:____________________________________________
Name: Dr. ________________________________________
Title:___________________________________________

“MANAGER”

ORTHALLIANCE, INC.

By:______________________________________________
Name:____________________________________________
Title:_____________________________________________

C.  OrthAlliance Form of Employment Agreement Amendment

AMENDMENT TO EMPLOYMENT AGREEMENT

      THIS AMENDMENT TO EMPLOYMENT AGREEMENT (“Amendment”) is made and entered into as of __________, 2001, by and between __________________, a _______ professional ______________ (the “PC”), and Dr. _______________________, an individual residing in the State of ___________________ (the “Doctor”).

RECITALS:

      A.  The Doctor and the PC are parties to that certain Employment Agreement, dated as of __________________, 199__, as such may have been amended by the parties prior to the date hereof (as so amended, the “Employment Agreement”); and

      B.  OrthAlliance, Inc., a Delaware corporation (“OrthAlliance”), and Orthodontic Centers of America, Inc. have entered into that certain Agreement and Plan of Merger, dated as of May 16, 2001 (the “Merger Agreement”), and to facilitate the transactions contemplated in the Merger Agreement, the Doctor and the PC each desire to amend the Employment Agreement as set forth in this Amendment.

      NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the parties hereby agrees as follows:

AGREEMENT:

1.  Amendment of Term Provision. Section 2 of the Employment Agreement is hereby amended by deleting the current text thereof and inserting the following in replacement thereof:

“The term of this Agreement and the Orthodontist’s employment hereunder shall commence as of ____________, 199__ (the “Commencement Date”) and extend through the later to occur (the “Initial Term”) of (i) the fifth anniversary of the Commencement Date, or (ii) the third anniversary of the effective date of the merger of a subsidiary of Orthodontic Centers of America, Inc. with and into OrthAlliance, Inc. pursuant to that certain Agreement and Plan of Merger, dated as of May 16, 2001, among such parties. The Initial Term shall be automatically renewed and extended thereafter on the same terms and conditions herein for additional terms of one (1) year each, unless and until terminated in accordance with Section 4 hereof. Sections 5, 6, 8 and 10 hereof shall survive termination or expiration of the term hereof.”

2.  Third-Party Beneficiary. The parties hereto hereby acknowledge and agree that OrthAlliance, Inc., a Delaware corporation (“OrthAlliance”), and its successors and assigns, shall be and remain a third-party beneficiary of the provisions of this Agreement, with legal and equitable rights and remedies to enforce the rights of the PC hereunder, in addition to, and not in limitation of, the PC’s rights, and that OrthAlliance provides, directly or through a subsidiary, certain business and management services to the PC which materially benefit the Doctor. The parties further acknowledge and agree that this provision does not, and shall not be deemed to, create or result in an employment relationship between OrthAlliance and the Doctor.

3.  Conditioned on Consummation of Merger. This Amendment, and the obligations of each of the parties hereunder, is expressly conditioned upon and subject to the consummation of the merger contemplated by the Merger Agreement. In the event that the Merger Agreement shall be voided or terminated (otherwise than by its consummation), this Amendment shall thereupon be automatically terminated and void.

4.  No Other Changes. Except as set forth in this Amendment, the terms and conditions of the Employment Agreement shall remain in place and shall not be altered or amended, except by any further amendment to the Employment Agreement made in accordance with the terms of the Employment Agreement.

5.  Counterparts; Authorization. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when executed and delivered shall be deemed an original effective for binding the parties hereto, but all of which shall together constitute one and the same instrument. Each of parties hereto represents and warrants to the other party hereto that the execution, delivery and performance of this Amendment by such party has been duly authorized by all necessary laws, resolutions and corporate action, and this Amendment constitutes the valid and enforceable obligations of such party in accordance with its terms.

      IN WITNESS WHEREOF, the parties have hereunto set their hand as of the day and year first above written.

“DOCTOR”

_________________________________________________
Name: Dr. _________________________________________

“PC”
_________________________________________, P.C.

By:_______________________________________________
Name: Dr.__________________________________________
Title:______________________________________________